DEC 14 2006
WASH. D.C. 213 SECTION

Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

06019285

4 December 2006

SUPPL

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect of the month of November 2006.

Sincerely

pp

Lawrence Litzow
Corporate Secretary

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

12/18

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE

1 November 2006

UPDATE ON INVESTMENT IN IMPACT HOLDINGS (UK) PLC

Impact Capital currently holds 18.5 million 10p ordinary shares and options for a further 3.4 million ordinary shares in Impact Holdings (UK) Plc, a company listed on the London Stock Exchange's Alternative Investment Market (AIM Code "IHUK").

Impact Holdings (UK) Plc released its unaudited* interim results for the six months ended 30 September 2006 to the market on 30 October 2006. A summary is as follows:

Financial Highlights

- *Results ahead of expectations at IPO*
- *Origination levels remain strong*
- *EBIT of £478,262 before FRS 20** charge of £111,275*
- *Earnings per share(excluding FRS 20** charge) of 0.93p*
- *Cash positive position (cash at 30th September 2006 of £1,596,284)*

Operational Highlights

- *Good growth in primary business lines*
- *Early success from new product offerings*
- *Successful AIM listing and fund raising in June 2006*
- *Successful secondary fund raising in August 2006*
- *Recruitment of new CEO*
- *Negotiating bank debt facilities to support continued growth*

* *Whilst unaudited, these interim results have been reviewed by Baker Tilly, Chartered Accountants in accordance with the AIM requirements.*

***=FRS 20 is UK equivalent to AASB 3"Share Based Payments".*

Impact Capital's Managing Director Russell Templeton said the announcement further supported the board's decision earlier this year to maintain an exposure to the rapidly growing UK market despite divesting the business at a significant profit.

A complete copy of the market release, including the Chairman's Statement, Interim Financial Statements and Independent Audit Review Report can be located on Impact Capital Limited's website at http://www.impactfunding.com.au/s_media.html.

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Or

Richard Owen
Principal Consultant, Three Plus
+ 61 (0) 7 3503 5700
+ 61 (0) 412 869 937

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: 1300 552 332 Fax (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE

9 November 2006

REDEMPTION OF 12% CONVERTIBLE NOTES

Following on from prior announcements, the Company is pleased to advise the redemption of all of the remaining 12% convertible notes has now been completed.

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Stock Exchange.

The company's four main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Deceased estate loans; and,
- Outlay disbursement funding for key legal firms and their clients.

Impact Capital offers a unique facility that traditional lenders such as banks are unable to provide by lending a percentage of an expected payout to customers entitled to a qualifying settlement.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Or

Richard Owen
Principal Consultant, Three Plus
+ 61 (0) 7 3503 5700
+ 61 (0) 412 869 937

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN

22 094 503 385

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
65,153,118	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,227,500	ASX Escrow Ordinary Shares
		7,310,000	Voluntary Escrow Ordinary Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: ...09 November 2006...
(Director/~~Company secretary~~)

Print name: RUSSELL TEMPLETON....

== == == == ==

Impact capital

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

29 November 2006

CHAIRMAN'S ADDRESS TO THE COMPANY'S ANNUAL GENERAL MEETING

Ladies and Gentlemen, welcome to Impact Capital Limited's second Annual General Meeting, the first meeting that your directors will report to you on a full year's operations as a Public Finance Company. My name is Ken Rich and I am the chairman of Impact Capital Limited.

The Financial Year ending 30 June 2006 saw many positive and exciting steps forward for Impact Capital. The company, under the guidance of our Managing Director Russell Templeton, has started to mature into what we expect to be a significant player in the niche finance industry. Some of the company's achievements in 2006 include;

- The Company's loan book tripling from $6 million to now over $20 million in principal alone,
- The Company securing a $15 million commercial debt facility with the National Australia Bank and Repayment of 12% convertible notes,
- The Company's completion of a $12.4 million placement and rights issue, both fully underwritten by Bell Potter Securities.
- Sale of its UK subsidiary at a substantial profit over carrying value,
- The further consolidation of the Company's brand as Australia's leading specialist legal lender,
- Commencement of operations in New Zealand,
- Appointment of national brokerage firm

Loan Book

The Company's loan book was $17.2 million in principal at 30 June 2006. This represents a 182% increase in the value of the Company's loan book from previous financial year.

Our loan book continues to enjoy strong growth in the current financial year, with between $2 million and $3 million worth of new loans consistently being written each calendar month.

NAB Facility and Convertible Notes

On 20 April this year, we announced that the Company had secured a $15 million facility with the National Australia Bank to assist in the growth of the Company's loan book.

The facility should be viewed as a significant vote of confidence in relation to your company's business model and operating systems from one of Australia's largest banks.

This debt facility will ensure the continued growth of the Company's loan book without the need to dilute current shareholders via further capital raisings.

The company has drawn $11.0 million of this facility to date.

The Company is progressing well in negotiations with both its current and an alternative financier for an extended debt facility in the vicinity of $40 million. We will be updating the market in regard to our progress with this application early next year.

We announced earlier this month the redemption of the remaining convertible notes. These notes were issued when the company was unlisted, and the return offered to noteholders of 12% pa reflected this risk.

The replacement of these securities with the NAB debt facility will deliver a considerable saving in the Company's cost of borrowing.

Capital Raisings

In February this year, the Company also completed a placement and rights issue to current shareholders to raise a total of $12.4 million. Both of these issues were fully underwritten by Bell Potter Securities.

The placement, which raised $10 million from sophisticated investors, saw the company welcome a number of institutional holders onto our register.

It has been pleasing to see that a number of these institutions have raised their stake in the company via on-market purchases throughout the year.

Sale of UK Business
On 19 June 2006, the Company completed the divestment of its United Kingdom operation, with the Company retaining a substantial minority stake in Impact Holdings plc, a company listed on London's Alternative Investment Market. This remaining stake represents an investment in our balance sheet of $3.66 million.

The sale coincided with Bruce Judge retiring as Chairman of Impact Capital to take up the position as chairman of Impact Holdings.

We would like to thank Bruce for his efforts in assisting the company through its start-up phase. We are confident that he will lead Impact Holdings on to become a successful UK equivalent of Impact Capital.

Company's Brand
Over the past year, the Company has continued to consolidate its brand as Australia's leading specialist legal lender.

The Company's funding products have been eagerly received by the country's legal fraternity, a traditionally conservative and reluctant market. Currently, over 150 law firms actively refer clients to the Company across such disciplines as family law, personal injury, estates and commercial litigation in both Australia and New Zealand.

New Zealand Operations
In late 2006, the company commenced operations in New Zealand via its subsidiary Impact Funding (NZ) Ltd, based in Auckland. The New Zealand market is very similar to that in Australia in both family law and deceased estates. Both of these products are now being offered through our NZ subsidiary.

Initial interest from New Zealand solicitors has been strong, with the company commencing lending earlier this month.

Appointment of Brokerage Firm
The Company is pleased to announce that it has recently entered into an agreement with Southern Cross Funding Pty Ltd – a national finance broker – to assist the company it servicing its large law firm base.

Southern Cross has a significant solicitor base through which it already offers insurance premium funding and professional fee funding products. We expect the introduction of Impact's products by Southern Cross to their existing clients will see a marked increase in the Company's loan book growth.

Importantly, brokerage fees due to Southern Cross are payable by the borrower and will not impinge upon our Company's margins.

Conclusion

I will now hand the meeting back to Lawrie Litzow for the remainder of the meeting.

Impact capital

P.O Box 7111 Riverside Centre, Brisbane Qld 4001
Ph: (07) 3211 8000 Fax: (07) 3211 8933
Email: info@impactfunding.com.au
Website: www.impactfunding.com.au

ASX / MEDIA RELEASE 29 November 2006

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Rule 3.13.2, the Company advises that at the Annual General Meeting of shareholders held today at 11.30am in the Riverside Auditorium, Level 5, 123 Eagle Street, Brisbane, all resolutions set out in the Notice of Meeting were passed on a show of hands.

As required by S251AA(2) of the Corporations Act the total number of proxies and the shares they represented in respect of each resolution are shown below.

			No of Shares Represented by Proxies			
Res	**Subject**	**No of proxies received**	**For**	**Open**	**Against**	**Abstain**
1	To re-elect a director - Mr J. W Laurie	21,541,682	20,331,627	1,200,513	8,742	800
2	To receive and adopt the Remuneration Report	21,541,682	19,462,401	1,205,859	298,831	574,591

By order of the Board
Lawrie Litzow
Company Secretary